Exhibit 99.1

Westport Demonstrates Proprietary Gas Enhanced Methane Diesel Technology, Westport GEMDi(TM)

~ Fully Integrated OEM Solution Optimized for Dual Fuel Operation ~

VANCOUVER, Feb. 12, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, today is unveiling its newest proprietary technology that has shown a significant breakthrough on dual fuel performance, Westport gas enhanced methane diesel (Westport GEMDi TM). Westport GEMDi technology enables engine original equipment manufacturers (OEMs) to offer a fully integrated, high performance engine optimized for dual fuel operation.

Westport GEMDi technology has been co-developed with Tata Motors on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. This technology provides fuel flexibility, ideal for regions where natural gas infrastructure is emerging, such as India, and is designed to meet Euro IV and V emissions standards.

"Westport GEMDi is an innovative, low-cost, fully integrated solution with advanced dual fuel performance," said Thomas Rippon, Executive Vice President of Westport. "Westport GEMDi is the right solution for engine OEMs, such as Tata, that are committed to offering sustainable products utilizing natural gas as a primary fuel, while maintaining diesel-like performance and efficiency."

"Natural gas trucks and buses are gaining traction in India as national natural gas fueling infrastructure continues to develop," said Rajendra Petkar, Head Power Systems Engineering, ERC of Tata Motors. "With Westport GEMDi technology, we are pioneering the next generation natural gas product that will be efficient, economic, and flexible in fuel, enhancing customers' driving range."

Background on Dual Fuel Technology

A dual fuel engine typically relies on conventional diesel engine hardware. Modifications to the base diesel engine allow operation with natural gas fuel. Under dual fuel operation, natural gas is introduced at low pressure and mixed with the intake air. Diesel fuel is introduced directly into the combustion chamber near the end of compression stroke and is used to ignite a lean mixture of natural gas and air (i.e. no spark plugs are required). Since dual fuel engines are closely configured based on a diesel engine, it allows them to provide higher performance (torque and power) and efficiency on natural gas fuel as compared to a traditional spark ignited natural gas engine. Based on Westport analysis, typically a dual fuel vehicle would operate at about 60% average fuel substitution ratio (i.e. fraction of total fuel energy contributed by natural gas), with the remaining coming from diesel fuel. Higher fuel substitution ratios are possible through improved engine design and control. Dual fuel engines are capable of reverting back to 100% diesel operation over the entire engine operating range if required.

Westport GEMDi technology advantages compared to conventional dual fuel technology:

•	Optimized for dual fuel operation: The base diesel engine with Westport GEMDi is optimized for dual fuel operation through fuel and combustion system modification and sophisticated engine monitoring and control. In typical aftermarket retrofits, the dual fuel operation may not be fully optimized.
•	Fully integrated: Westport proprietary natural gas components will be integrated directly into OEMs' operations, providing OEMs with the highest quality standards and reliability to customers.
•	Higher performance and more robust: Westport GEMDi technology has proven to have power and torque similar to its base diesel engine performance, which is an improvement over conventional dual fuel technology.
•	Improved fuel economy: Westport GEMDi technology is designed to deliver improved fuel economy compared to conventional dual fuel technology.

Tata's 5L natural gas engine featuring Westport GEMDi was displayed at India's Auto Expo in New Delhi, India, from February 7 to 11. Upon successful completion of the development phase, commercialization with Tata Motors is expected to follow, with Westport supplying key natural gas engine components.

Market Opportunity

India is  one of the world's largest truck and bus markets. Its total annual medium- and heavy-duty truck and bus sales are projected to reach over 289,000 units in 2014 and 478,000 units in 2022, according to the Natural Gas Trucks and Buses report published by Navigant Research at the end of 2013. Tata's 5L engine with Westport GEMDi technology is primarily targeted for medium-duty trucks and buses running on dedicated routes in India. According to Navigant Research and Westport analysis, India's medium-duty natural gas truck and bus population is projected to be over 12,000 units in 2014, representing a 5% market penetration, and is expected to quickly grow to more than 60,000 units in 2022, reaching a 15% market penetration in the medium- and heavy-duty truck and bus market.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the future commercialization of the GEMDi technology, migration to direct injection natural gas and anticipated market trends and projected markets and sales figures.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors, manufacturers and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

Image with caption: "Tata 5L natural gas engine featuring Westport gas enhanced methane diesel technology, Westport GEMDiTM (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20140212_C9498_PHOTO_EN_36589.jpg

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 08:05e 12-FEB-14